Exhibit 3.50.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

BUILDING MATERIALS HOLDING CORPORATION

Building Materials Holding Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), pursuant to the provisions of the General Corporation Law of the State of Delaware (the "GCL"), DOES HEREBY CERTIFY as follows:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended by deleting the first two sentences of ARTICLE FOURTH of the Certificate of Incorporation in their present form and substituting therefor as the first two sentences of ARTICLE FOURTH the following two sentences:

“This Corporation is authorized to issue two classes of stock, designated “Common Stock”, $0.001 par value, and “Preferred Stock”, $0.001 par value. The total number of shares of all classes of stock which the Corporation has authority to issue is Fifty-two Million (52,000,000), consisting of Fifty Million (50,000,000) shares of Common Stock and Two Million (2,000,000) shares of Preferred Stock.”

SECOND: The amendment to the Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the GCL, (a) the Board of Directors of the Corporation having duly adopted a resolution setting forth such amendment and declaring its advisability and submitting it to the stockholders of the Corporation for their approval, and (b) the stockholders of the Corporation having duly adopted such amendment by a vote of the holders of a majority of the outstanding stock entitled to vote thereon at the Corporation's May 3, 2005 annual meeting of stockholders.

IN WITNESS WHEREOF, Building Materials Holding Corporation has caused this Certificate to be executed and acknowledged by its duly authorized officer this 24th day of February, 2006.

BUILDING MATERIALS HOLDING CORPORATION

By:	/s/ Paul S. Street
Paul S. Street
Senior Vice President and Secretary